Wilson Sonsini Goodrich & Rosati Professional Corporation 701 Fifth Avenue Suite 5100 Seattle, Washington 98104-7036 o: 206.883.2500 f: 206.883.2699

July 24, 2020

Draft Registration Statement U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Confidential Submission Pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act and Section 24(b)(2) of the Securities Exchange Act of 1934

Re:  Confidential Submission of Draft Registration Statement on Form S-l

Ladies and Gentlemen:

On behalf of Athira Pharma, Inc. (“Athira”), a Delaware corporation, we hereby confidentially submit Athira’s draft Registration Statement on Form S-1 pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the ‘‘JOBS Act’’) and Section 24(b)(2) of the Securities Exchange Act of 1934, as amended, for non-public review by the staff of the Securities and Exchange Commission (the ‘‘Commission’’).  Athira is an “emerging growth company” within the meaning of the JOBS Act.

Please direct all notices and communications with respect to this confidential submission to each of the following:

Athira Pharma, Inc. Attention: Mark J. Litton Chief Operating Officer 4000 Mason Rd. Suite 300 Seattle, WA 98195	Phone: (206) 221-8112 Email: mark.litton@athira.com

with a copy to:

Wilson Sonsini Goodrich & Rosati, P.C. Attention: Michael Nordtvedt 701 Fifth Avenue, Suite 5100 Seattle, WA 98104-7036	Phone: (206) 883-2524 Email: mnordtvedt@wsgr.com

Should you have any questions on this submission, please do not hesitate to contact me at (206) 883-2524.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Michael Nordtvedt

Michael Nordtvedt

cc:Leen Kawas, President and Chief Executive Officer, Athira Pharma, Inc.

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